UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                ALLIANCE BANCORP
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    01852J105
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 01852J105

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  LaSalle Financial Partners, Limited Partnership

2        Check The Appropriate Box If a Member of a Group             (a)[X]
                                                                      (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [X]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        562,197 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    562,197 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  562,197 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  4.92%

14       Type of Reporting Person
         PN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group             (a)[X]
                                                                      (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        562,197 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    562,197 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  562,197 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.92%

14       Type of Reporting Person
         IN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group             (a)[X]
                                                                      (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        562,197 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    562,197shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  562,197 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.92%

14       Type of Reporting Person
         IN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Florence Nelson

2        Check The Appropriate Box If a Member of a Group             (a)[X]
                                                                      (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [X]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN

        This is Amendment No. 5 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on April 23, 1997 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Alliance Bancorp (the "Issuer"). The following items in the Original 13D are amended as follows:

Item 4.  Purpose of the Transaction

        The purposes of the Partnership have not changed from that expressed in the Original 13D, as supplemented by Amendment No. 2 and Amendment No. 3 to the Original 13D. The Partnership intends to solicit votes at the 1999 Annual Meeting of Shareholders for the election of the Partnership's slate of three candidates for the Alliance Bancorp Board of Directors.

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

        Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics.
        Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

        The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        By letter to the Issuer dated April 23, 1998, the Partnership stated certain concerns of the Partnership and requested access to certain shareholder materials. A copy of that letter is attached as Exhibit 3 (filed with the Original 13D). On May 21, 1998, Messrs. Nelson and Kross met with management of the Issuer to discuss, among other things, strategic business issues regarding the Issuer, the details of the Merger and the support of the Partnership for the Merger, and the potential for board representation of the Partnership on the Issuer's Board of Directors, including the possibility of the Issuer placing Mr. Nelson on the Issuer's Board of Directors. Management of the Issuer requested biographical information on Mr. Nelson and indicated that they would consider adding Mr. Nelson to the Board of Directors by the mutual consent of the Issuer's Board of Directors and Mr. Nelson.

        The Group intends to work with the Issuer to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. The Group intends to continue to evaluate, on an ongoing basis, the possibility of obtaining representation on the Issuer's Board of Directors. To the extent such actions may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        The Partnership has continued to express its concerns regarding the strategic direction of the Issuer. By letter to the Issuer's Board of Directors dated August 19, 1998 (the "August Letter"), the Partnership reiterated many of those concerns and repeated its previous request for Board representation. The Partnership also stated its intention to nominate and solicit votes for an independent slate of directors for election at the Issuer's 1999 Annual Meeting of Shareholders, if the Board did not act favorably to the Partnership's request by August 28, 1998. A copy of that letter is attached as Exhibit 4 (attached to Amendment No. 3 to the Original 13D) and incorporated herein by reference.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. If it proceeds with the course of action outlined in the August Letter, the Partnership intends to address these OTS requirements at the appropriate time. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

       (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 562,197 shares of the Common Stock that the Partnership owns, constituting approximately 4.92% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (11,434,437) reported on the Issuer's Report on Form 8-K dated August 26, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

       (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 562,197 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

       (c) The following transactions are the only sales of the Common Stock made by the Partnership during the past sixty days, all of which were made in open market sales on the Nasdaq National Market System:


--------------------- --------------------------- -------------------------
          DATE               NUMBER OF SHARES           COST PER SHARE
--------------------- --------------------------- -------------------------
         9/4/98                   7,900                     $16 7/8
--------------------- --------------------------- -------------------------
         9/4/98                   5,000                     $17 1/8
--------------------- --------------------------- -------------------------
         9/23/98                  3,000                       $18
--------------------- --------------------------- -------------------------
         9/24/98                  10,000                      $18
--------------------- --------------------------- -------------------------
         9/29/98                  15,000                   $18 1/16
--------------------- --------------------------- -------------------------
         10/2/98                  5,000                    $18 3/16
--------------------- --------------------------- -------------------------
        10/14/98                  67,000                    $14 1/4
--------------------- --------------------------- -------------------------
        10/14/98                 100,000                      $15
--------------------- --------------------------- -------------------------

       (d) Not applicable.

       (e) On October 14, 1998, the Group and all members of the Group ceased to be the beneficial owner of more than five percent of the Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 22, 1998

                 LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                                    By:     LaSALLE CAPITAL MANAGEMENT, INC.
                                            a General Partner

                                            By:    /s/ Richard J. Nelson
                                                   Richard J. Nelson, President


                                    /s/ Richard J. Nelson
                                    Richard J. Nelson


                                    /s/ Peter T. Kross
                                    Peter T. Kross


                                    /s/ Florence Nelson
                                    Florence Nelson